Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

Shareplans pack to home address – Intro letter from Neil

Our 2013 Shareplans have arrived.

Virgin Media Sharesave exercise price: £
Your user ID(1) number:
Your personal PIN number: Your date of birth (e.g. 310174) or your existing PIN/password

Hello,

I’m delighted to invite you to join the 2013 Virgin Media Sharesave and Partnership Plan — two great opportunities to save for your future while investing in our company.

Thinking about savings and investments can raise questions. After all, it’s your money we’re talking about. So in this pack, you’ll find a simple reference sheet that compares the essential details of each plan, plus two booklets with clear information about each plan which we hope will answer all your questions. We’ve also included a list of important dates and contact details to keep handy for the future.

You might have noticed that we’ve launched this year’s Shareplans at the same time. This is to give everyone who’s eligible the chance to make all their Shareplan decisions in one go. It’s also worth noting that we’re moving our Sharesave administration to Computershare, who already look after the Partnership Plan (though Sharesave plans yet to mature are still handled by Yorkshire Building Society).

Understandably, you will have questions about what our recent merger announcement means for our Shareplans. Liberty Global recognises the importance of our Shareplans and together we have looked at what can be done within the legislation that applies to each plan.

Below, you’ll find a short summary of the two schemes and some information on what the merger may mean for them. Your booklets were printed before we made the merger announcement, so they won’t cover these changes, but a full list of Q&As on what the merger means for our Shareplans will be emailed to you and posted on Home and the Shareplan site on our Touchpoint intranet by Friday 15 February.

So, here’s a short overview of our two Shareplans:

Sharesave

If you were employed with us on 31 January 2013, then from March 2013, you can save between £5 and £250(2) from your net salary each month over 3 years. When 3 years is up, you have the option to buy Virgin Media shares at a discounted exercise price(3) fixed when the 2013 Sharesave launched (you’ll see the exercise price at the top of this letter).

In the event of a merger, we hope to be able to convert these options into equivalent approved options over shares in the new, combined company, Liberty Global: this is subject to HMRC approval.  If we get approval, the 2013 Sharesave (and the 2010 and 2011 Sharesaves) will continue, with the options converting to the new shares. If we don’t get approval to convert the scheme in this way, or you don’t want to invest in the new company, you can at any point choose to withdraw the money you have saved.

If at the end of the savings period, the value of the shares you can buy is higher than the money you’ve invested, you can sell your shares, get your money back and potentially pocket the profit. And if it’s less, you can simply take back your saved-up cash. Or you can keep the shares and enjoy the potential benefits of being a shareholder.

Partnership Plan

As well as being employed with us on 31 January 2013, you also need to have completed your probationary period to join the Partnership Plan. This plan offers a tax-efficient way to buy up to

£1,500 of Virgin Media shares with your pre-tax salary(4) (as long as that £1,500 doesn’t exceed 10% of your annual total pay(5)). You can do that in a lump sum, or through monthly payments. It’s tax efficient because you pay less income tax and National Insurance as long as you hold on to your Partnership Shares for more than 5 years. Just remember that share prices go up and down, so it’s worth taking the time to understand the risks.

Unfortunately, for legal reasons, the Partnership Plan cannot continue once the merger with Liberty Global takes place. However, we’re keeping the invitation open because you can continue to make lump sum and/or monthly payments and purchase Partnership Shares until then. As a Virgin Media shareholder at the time of the merger, your Partnership Shares would be converted, in part, into Liberty Global shares and, subject to HMRC agreement, the Partnership Plan trust will remain in place for a further 5 years, allowing you to benefit from the income tax and National Insurance savings that arise after that period of time.

For more about our Shareplans, including details of how you can join, take a good look through the booklets enclosed in this pack. Make sure you read the legal stuff too — it’s all there on our Touchpoint intranet pages.

Don’t forget: you’ve got until 5.30pm on Friday 1 March 2013 to join Sharesave and, if you’re eligible, until 5.30pm on Friday 8 March 2012 to join the Partnership Plan. When you register, you’ll need your user ID and PIN number, which are both at the top of this letter. If you’re already a member of the Partnership Plan, your current user ID and PIN or password will still apply.

As part of the Virgin Media team, you play an important part in our success. If we meet our potential, these Shareplans offer you the chance to share in the financial rewards of that success. I hope you’ll consider taking part.

Neil Berkett

CEO

Sharesave

(1)         Your User ID is the SRN (Shareholder Reference Number), which Computershare provide and is referenced in the SMS Text Message terms and conditions to enable you to access the Shareplans Portal or to apply to join Sharesave via a SMS text message.

(2)         How much you can contribute each month depends on whether you’re already putting money into other Virgin Media Sharesave plans, or Sharesave plans with a previous employer. This amount could also be capped by something called ‘scaling back’. There’s more about this in your Sharesave booklet.

(3)         The ‘exercise price’ is based on the ‘mid-market’ Virgin Media share price (the average of the highest and lowest share price) on Monday 11 February 2013, and is quoted in pounds sterling. A 20% discount is then applied to this ‘mid-market’ price to calculate the ‘exercise price’.

Partnership Plan

(4)         If you make a lump sum payment application. This depends on your ability to make the payment from your March salary payment, and the lump sum may not exceed 10% of your annual total pay. There’s more information on Touchpoint.

(5)         ‘Total pay’ is defined as your basic salary after making a salary sacrifice payment to cover a Partnership Plan contribution, similar payments to Virgin Media’s Pension Plan, Ride2Work or Childcare Vouchers, plus any commission and bonus, including annual or quarterly bonus payments.

Some legal notes

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Lynx Europe Limited, a company that has been established in connection with the transaction, will file a registration statement with the Securities and Exchange Commission (SEC), which will include a joint proxy statement of Virgin Media Inc. and Liberty Global, Inc.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/JOINT PROXY STATEMENT WHEN IT BECOMES AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.   Investors may obtain a free copy of the registration statement/joint proxy statement (when it becomes available) and other relevant documents filed by Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The joint proxy statement and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Limited, Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP, UK, Attention: Investor Relations.  Copies of documents filed by Liberty Global with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media and Liberty Global and their respective directors, executive officers and other members of their respective management and employees are deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information concerning the interests of Virgin Media’s participants in the solicitation, which may be different than those of Virgin Media’s stockholders generally, is set forth in Virgin Media’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 30, 2012.  Information concerning the interests of Liberty Global’s participants in the solicitation, which may be different than those of Liberty Global’s stockholders generally, is set forth in Liberty Global’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 27, 2012.  Additional information regarding the interests of those deemed participants in the proposed transaction will be included in the registration statement/joint proxy statement to be filed with the SEC in connection with the proposed transaction.

Various statements contained in this communication may include “forward-looking statements”, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance Words like “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “may”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or budgeted, whether expressed or implied, by these forward-looking statements.

These factors include the following factors relating to the proposed transaction:

•                  The ability to obtain governmental and regulatory approvals of the transaction on a timely basis;

•                  Failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of Virgin Media and Liberty Global;

•                  Limitation on the ability of Lynx Europe Limited, Liberty Global and/or Virgin Media to incur new debt in connection with the transaction;

•                  Any disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•                  The outcome of litigation which may arise in connection with the transaction;

•                  Failure to receive the approval of the stockholders of either Liberty Global or Virgin Media for the transaction; and

•                  The impact of legislative, regulatory and competitive changes and other risk factors relating to the industry in which Virgin Media and Liberty Global operate, as detailed from time to time in the reports of Virgin Media and Liberty Global filed with the SEC.

In addition, factors relating to the ordinary course operation of our business are discussed under “Risk Factors” and elsewhere in our annual report on Form 10-K for the year ended December 31, 2012, or the 2012 Annual Report, as filed with the U.S. Securities and Exchange Commission, or SEC, on February 7, 2013. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.  Virgin Media cautions that the foregoing list of important factors that that may affect future results is not exhaustive.